March 23, 2007


By facsimile to (619) 702-9401 and U.S. Mail


Mr. Kevin P. O`Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 1220
Newport Beach, CA 92660

Re:	IMMS, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed March 15, 2007
File No. 333-137098

Dear Mr. O`Connell:

	We reviewed the filing and have the comments below.

General

1. Please ensure that you have updated all amounts in your filing. For example, we note:

* The dollar amount of your estimated requirement of additional capital disclosed on pages 5 and 8 does not reflect the changes that you have made in your liquidity discussion on page 18.

* In your discussion of results of operations on page 16, you disclose that your operating expenses were $549,344 in 2005;
however,
in your statement of operations, your operating expenses were $537,344 in 2005.

* On page 17, under "Year Ended December 31, 2006 as Compared to the
Year Ended December 31, 2005," you discuss your racing in 2004 and 2005. Please update for your 2006 activities.
2. Although you represent in response to prior comment 2 that you updated disclosures throughout the registration statement, you did not do so consistently. For example:

* Disclosure in the twelfth risk factor on page 8 states that IMMS had negative cash flows of $122,000 and $21,000 for the first and second quarters of 2006.

* Disclosure under "Employees" on page 14 states that IMMS had no full time employees as of October 15, 2006.

* Disclosure under "Intangible and Long-Lived Assets" on page 16 states that no impairment losses were recognized during the period ended December 31, 2005.

* Disclosure in the last paragraph on page 18 states that IMMS anticipates adopting SFAS 123R in the first quarter 2006. Clarify whether IMMS adopted SFAS 123R in the first quarter 2006, and, if so, what impact the adoption had on IMMS` financial statements.

* Disclosure in the second paragraph on page 19 states that FIN
No.
47 is effective for IMMS no later than December 31, 2005. Clarify what impact FIN No. 47`s adoption had on IMMS` financial condition or results of operations.

* Disclosure in the third paragraph on page 19 states that SFAS
154
is effective for IMMS as of January 1, 2006.  Clarify what impact
SFAS 154`s adoption had on IMMS` financial statements.

* Disclosure in the fourth paragraph on page 19 states that the Commission amended the compliance dates for SFAS 123(R) to allow companies to implement the standard at the beginning of their next fiscal year instead of the next reporting period beginning after July
15, 2005. Since IMMS` next fiscal year began on January 1, 2006, clarify what effect the standard`s implementation had on IMMS.

* Disclosure under "Option Grants in Last Fiscal Year" on page 21 states that IMMS did not award options to executive officers in
2005
or 2004 under any incentive plans.

* Disclosure under "Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values" on page 21 states that there was no option exercises by IMMS` executive officers in 2005 and 2004.

* Disclosure under "Certain Relationships and Related Transactions" on page 22 omits disclosure of related party transactions that are disclosed in the financial statements` note 2 on pages 40-41. Ensure that you comply with the current requirements of Item 404 of Regulation S-B as outlined in section V. of Release No. 33-8732A that are effective for registration statements, including pre-effective amendments, filed on or after December 15, 2006.

* Disclosure under "Description of Securities" on page 23 states that there were 8,482,320 shares of common stock outstanding as of June 30, 2006.

* Disclosure under "Experts" on page 28 states that IMMS` independent public accountants audited its financial statements at December
31,
2005 and 2004.

As requested previously, ensure that you appropriately update disclosures throughout the registration statement before amending the registration statement.

Company History, page 10

3. Disclosure in the first paragraph`s last sentence states that Mr.
Kevin P. O`Connell has held or currently holds licenses to drive race vehicles in NASCAR and NASA sanctioned events. Clarify what licenses
Mr. O`Connell holds as of the date of the prospectus.

Overview, page 14

4. The third paragraph`s last sentence "We have conducted limited" is incomplete. Please revise.

Results of Operations, Operating Expenses, page 16

5. Please expand your discussion of operating expenses to quantify the significant reasons for the decrease in your operating expenses in 2006 compared to 2005. We note that you currently break out $73,000 or 49.6% of your general and administrative expenses for 2006. In addition, in your discussion of operating expenses on page
16, you currently disclose both sentences as 2006 expenses. In order to not confuse your readers, please revise the proper sentence to reflect the 2005 expenses.

Liquidity, page 17

6. We have reviewed your response to our prior comment 11. It is unclear to us how you revised your liquidity discussion to clarify how you have factored your debt obligations into your needs of additional capital. For example, we note in note 2 on page 41 that your future required note principal payments for 2007 are $22,198 and your interest expense for all notes payable in 2006 was $17,152. Therefore, we repeat our comment. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page 31

7. We note your independent registered public accounting firm includes an explanatory paragraph in his report that states that certain revenues and expenses resulting from exchanged services were determined by IMMS` management during the current year as being appropriately reported in 2005, and, accordingly, the 2005 financial statements have been restated. However, this appears to contradict your disclosure on page 41 which states you began to recognize these exchanged services in 2006 in accordance with your adoption of SFAS
153. Please have your independent registered public accounting firm revise the explanatory paragraph in his opinion to reflect that your recognition of the exchanged services did not result in a restatement.

Note 1. Products and services, geographic areas and major customers, page 39

8. Your disclosure that all company sales were to external customers appears to contradict your disclosures on page 41 under related party transactions regarding your exchange of services. Please revise or advise.

Note 2.  Related Party Transactions, page 40

9. We have reviewed your revised disclosures in response to our prior comment 15. It is unclear how you addressed our third bullet point in our prior comment 15. Specifically, you disclose on page 41 that you record $1,000 per month in estimated revenue with a corresponding expense for garage services. However, we note that you have disclosed on page 42 in note 5 that your racing season is from February through November. We repeat this part of our prior comment
15 to ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. If, on the other hand, you determine that the effect of recognizing this exchange transaction in your financial statements is immaterial, please provide us your materiality analysis.

10. Please explain to us in detail how you determined $1,000 per month is an appropriate valuation for this exchange in services in consideration of your disclosures on page 12 under "Sponsorship" in which you have estimated that a focus sponsor would generate
$500,000
per year, a primary sponsor would generate $100,000 per year, and an associate sponsor would generate $50,000 per year.

Other

11. It appears that you marked as changed materials some materials that were not changed in pre-effective amendment 3 to the registration statement. For example, refer to "Significant Accounting Policies" on pages 15-16. Comply with the requirements of
Rule 310 of Regulation S-T in future filings by marking as changed materials only materials that are changed in the document being filed.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If IMMS requests acceleration of the registration statement`s effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.


* IMMS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Ryan E.
Rohn,
Staff Accountant, at (202) 551-3739 or Terence S. O`Brien,
Accounting
Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Audie J. de Castro, Esq.
	Stanley M. Moskowitz, Esq.
	de Castro P.C.
	309 Laurel Street
	San Diego, CA 92101



Mr. Kevin P. O'Connell
March 23, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE